SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

SIGNATURES

      News Release

CNH Exports $22 Million in Farm Equipment to Uzbekistan under EX-IM Bank’s Loan
Guarantee Program

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (June 12, 2003) CNH Global N.V. (NYSE:CNH), the world’s leading producer of agricultural tractors and combines has announced the sale of agricultural equipment totaling over $22 million to Uzbekistan, backed by a $20 million loan guarantee from the Export-Import Bank of the United States (Ex-Im Bank). The announcement came at a meeting between Ex-Im Bank senior vice president for export finance Jeffrey Miller, and CNH chief executive officer Paolo Monferino held to mark the delivery of the first units to customers in Uzbekistan today.

Under the terms of the agreement between CNH and the government of Uzbekistan, CNH is providing 100 Case IH 2366 AF combines and 50 Case IH MX240 Magnum tractors for use in the current season. CNH is also providing 100 Model 1010 grain headers, full parts and service support, and on-site operator and service engineer training.

“Ex-Im Bank’s highest priority remains putting customers first, so that they can provide cutting-edge equipment and services to markets such as Uzbekistan,” said Miller. “To that end, we are reducing the time and cost of doing business with Ex-Im Bank, simplifying the application process, and modernizing our systems to better serve customers small and large.”

“This deal would never have been possible without Ex-Im Bank’s total commitment to boosting exports of American-built products,” Monferino said. “The government of Uzbekistan had an urgent need for modern farm equipment this season. We signed the contract with the government on May 6, the bank’s board of directors approved the deal on May 22, and the first combines are being delivered to Uzbek farmers today, June 12, all done in just six weeks.”

The Ex-Im Bank financing is being provided under Ex-Im Bank’s loan guarantee program. Ex-Im Bank is an independent U.S. government agency that helps finance the sale of U.S. exports primarily to emerging markets throughout the world by providing loans, guarantees and insurance. Ex-Im Bank has provided more than $400 million in financing to support Case IH agricultural equipment sales to Uzbekistan over the past 10 years.

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

Through its Case IH and New Holland brands, CNH has been a major contributor to the growth of agriculture in the Commonwealth of Independent States. CNH is the largest single western producer offering a full range of agricultural equipment in the Commonwealth, where well over 13,000 pieces of Case IH and New Holland equipment are in operation today.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of 12,400 dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. For further information, please visit CNH at www.cnh.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

June 13, 2003